                                                              EXHIBIT (a)(5)(iv)
                                 PRESS RELEASE

Abengoa Commences Tender Offer
for All Outstanding Shares of High Plains Corporation

   Seville, Spain and Wichita Kansas--November 16, 2001--Abengoa, S.A. announced today the commencement of its cash tender offer for any and all outstanding shares of common stock of High Plains Corporation (NASDAQ: HIPC) for $5.6358 per share. The offer is being made pursuant to the Agreement and Plan of Merger among Abengoa, ASA Environment & Energy Holding AG (an indirect, wholly owned subsidiary of Abengoa), Abengoa Biofuels Corp. and High Plains Corporation, which the parties announced on November 1, 2001.

   The tender offer is scheduled to expire at midnight E.S.T. on Monday, December 17, 2001, unless the offer is extended. The consummation of the offer is subject to receipt of 81% of the total issued and outstanding shares of High Plains and other conditions specified in the offer documents. Banc of America Securities LLC is acting as Dealer Manager for the tender offer and Morrow & Co., Inc. is acting as Information Agent.

   High Plains Corporation is among the nation's largest producers of ethanol, the gasoline additive that helps clean the air while reducing our dependence on foreign oil. High Plains is the only public company which is a pure play in ethanol, and with its recent Nebraska facility expansion, will produce over 85 million gallons of ethanol annually. The Company operates facilities in Colwich, Kansas, York, Nebraska, and Portales, New Mexico. Additional information about the Company can be found at its Web site, www.highplainscorp.com.

   Abengoa, S.A. is a $1.3 billion company headquartered in Seville, Spain and is listed on the Madrid Stock Exchange. It owns companies and conducts business around the world in engineering and construction, systems and network integration, environment and ethanol production. Abengoa currently operates in Spain one 25 million gallon per year ethanol plant and has a second 35 million gallon per year plant planned to start up before June 2002. Additional information about Abengoa can be found at its Web site, www.abengoa.com.

   This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of High Plains Corporation. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) filed by Abengoa with the SEC and the Solicitation/Recommendation Statement filed by High Plains Corporation contain important information that should be read carefully before any decision is made with respect to the offer.

   The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available at no charge to all stockholders of High Plains. The Tender Offer Statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the SEC) and the Solicitation/Recommendation Statement will also be available at no charge at the SEC's website at www.sec.gov.